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                                                                 Exhibit 21


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


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         F. RICHARD MANSON and ERNEST HACK,  :
         Individually And On Behalf Of All   :
         Others Similarly Situated,          :
                                             :
                                Plaintiffs,  :  C.A. No. 15491
              v.                             :
                                             :
         PATRICK J. FORTUNE, ROBERT T.       :
         FRALEY, MICHAEL R. HOGAN, LLOYD M.  :
         KUNIMOTO, HOWARD D. PALEFSKY,       :
         JOHN E. ROBSON, ROGER H. SALQUIST,  :
         ALLEN J. VANGELOS, HENDRIK A.       :
         VERFAILLIE AND MONSANTO CO.         :
                                             :
                                  Defendants.:
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                      CLASS ACTION AND DERIVATIVE COMPLAINT

                   Plaintiffs, by their attorneys, allege on information

         and belief, except for the allegations herein relating to

         plaintiffs and their counsel, which allegations are made on the basis of knowledge, as follows:


                                SUMMARY OF ACTION

                   1.  This Action is brought as a class action on be-

         half of the public holders of the common stock Calgene, Inc.

         ("Calgene" or the "Company").  Plaintiffs seek damages and in-

         junctive relief against the Calgene Board of Directors and de-

         fendant Monsanto Co. ("Monsanto"), Calgene's controlling share-

         holder, in connection with a proposed acquisition by Monsanto of the remaining public shares of Calgene.
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                                   THE PARTIES

                   2.  Plaintiffs own shares of the common stock of

         Calgene.

                   3.  Calgene, Inc. is a Delaware corporation with ex-

         ecutive offices at 1920 Fifth Street, Davis, California 95616.

         Calgene develops genetically engineered plants and plant prod-

         ucts.  As of October 31, 1996, Calgene had approximately

         60,464,636 shares of common stock outstanding held by approxi-

         mately 3,244 shareholders of record.

                   4.  Defendant Patrick J. Fortune is a Director of

         Calgene.

                   5.  Defendant Robert T. Fraley is a Director of

         Calgene.

                   6.  Defendant Michael R. Hogan is a Director of

         Calgene.

                   7.  Defendant Lloyd M. Kunimoto is President, Chief

         Executive Officer and a Director of Calgene.

                   8.  Defendant Howard D. Palefsky is a Director of

         Calgene.

                   9.  Defendant John E. Robson is a Director of

         Calgene.

                   10.  Defendant Roger H. Salquist is a Director of

         Calgene.  Salquist is also the former Chairman and Chief Execu-

         tive Officer of Calgene, and is a current consultant to Cal-

         gene.


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                   11.  Defendant Allen J. Vangelos is a Director of

         Calgene.

                   12.  Defendant Hendrik A. Verfaillie is a Director of

         Calgene.

                   13.  Each of the foregoing individuals owes the Com-

         pany a fiduciary duty to exercise due care and diligence in the administration of the affairs of the Company and the highest obligations of good faith and fair dealing.  By reason of their positions as Directors and/or officers of the Company, the Di-

         rector Defendants owe the Company and its shareholders fidu-

         ciary obligations of trust, loyalty and due care, and were and are required to use their utmost ability to act in furtherance of the best interests of the Company and its shareholders so as to benefit all shareholders proportionately and not one group of common shareholders at the expense of another, and to pro-

         vide full and complete information concerning the affairs of the Company to the shareholders.

                   14.  Monsanto Co. is a Delaware corporation with

         executive Offices at 800 North Lindbergh Boulevard, St. Louis,

         Missouri 63167-0001. Monsanto manufactures and sells agricul-

         tural products, manufactures and markets chemical products,

         develops, manufactures and markets medical products, and Manu-

         factures and markets "Nutrasweet" brand sweetener. Monsanto currently owns approximately 54.6 percent of Calgene's

         outstanding shares.  As such, Monsanto is the controlling


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         shareholder of Calgene.  By virtue of its status as controlling shareholder and its domination and control of the Calgene

         Board, Monsanto owes fiduciary duties to Calgene's public

         shareholders.

                   15.  Pursuant to the Restated Stockholders Agreement.

         defendants Fortune, Fraley, Hogan, Robson and Verfaillie are

         Monsanto designees on the Calgene Board of Directors.


                            CLASS ACTION ALLEGATIONS

                   16.  Plaintiffs bring this action an behalf of a

         class (the "Class") consisting of all public holders of Calgene common stock, excluding defendants, members of the immediate families of each of the individual defendants, any entity con-

         trolled by any defendants, and the heirs, successors, assigns,

         partners or principals of any of the defendants.

                   17.  As of October 31, 1996, there were over 60 mil-

         lion shares of Calgene common stock held by thousands of share-

         holders.  Therefore, the members of the Class are so numerous that joinder of all members is impracticable.

                   18.  Plaintiffs' claims are typical of the claims of

         the Class. They and all other members of the class who own

         Calgene common stock have sustained and will sustain damages as a result of defendants' wrongful conduct as herein alleged.

                   19.  Plaintiffs will fairly and adequately protect

         and represent the interests of the members of the Class and have retained counsel competent and experienced in shareholder class action litigation. Plaintiffs are members of the Class


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         and their claims are typical of the claims of the Class mem-

         bers.  Plaintiffs do not have interests antagonistic to, or in conflict with, the interests of those they represent.

                   20.  A class action is superior to other available

         methods for the fair and efficient adjudication of this contro-

         versy.  Since the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation makes it impossible for the Class members individu-

         ally to seek redress for the wrongful conduct herein alleged.

         Absent a class action, defendants will likely retain the ben-

         efits of their wrongdoing.

                   21.  Common questions of law and fact exist as to all

         members of the Class and predominate over any questions affect-

         ing solely individual members of the Class.  Among the ques-

         tions of law and fact common to the Class are:

                   a.  Whether defendants are capable of fulfilling

         their fiduciary duties to the class;

                   b.  Whether the Calgene public shareholders will be

         irreparably harmed; and

                   c.  Whether the members of the Class has or will sus-

         tain damages and, if so, the proper measure of damages.


                             SUBSTANTIVE ALLEGATIONS

                   22.  Pursuant to a stock purchase agreement dated as

         of September 27, 1996, Monsanto purchased 6.25 million newly


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         issued Calgene shares for $8 per share, increasing its owner-

         ship from 49.9% to 54.6%.

                   23.  On January 29, 1997, Monsanto publicly announced

         a proposal to acquire the outstanding shares of Calgene which did not already own for $7.25 per share (the "Transaction").

         On January 28, 1997, the last trading date prior to announce-

         ment of the Transaction, calgene stock closed at $5.50 per share.  However, the Transaction price is $.75 below the price at which Monsanto acquired the new Calgene shares.

                   24.  It has been announced that a panel of three pur-

         portedly disinterested directors was formed to consider the

         Transaction.  However, these directors cannot be expected to adequately represent, protect and advocate the interests of the public shareholders and ensure that the Transaction is entirely fair to the Class, as a result of Monsanto's ownership and domination and control of the Calgene Board.

                   25.  Unless enjoined by this Court, defendants will

         continue to breach their fiduciary duties owed to Calgene and its public shareholders unjustly enriching Monsanto at the ex-

         pense the Class, all to the irreparable harm of the Class.

                   26.  The Transaction is a self-dealing transaction in

         breach of fiduciary duties owed to Calgene and the public hold-

         ers of Calgene common stock.


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                   27.  As a result of defendants' wrongful course of

         conduct, Calgene and its shareholders have sustained and will continue to sustain injury.

                   28.  Plaintiffs seek, inter alia, to preliminarily

         and permanently enjoin implementation of the Transaction.

         Plaintiffs further seek damages for defendants' wrongful con-

         duct.

                   WHEREFORE, Plaintiffs demand judgment as follows:

                   A.  That the Court declare that the defendants, and

         each of them, have committed a gross abuse of trust and have breached fiduciary duties to Calgene and Calgene's public

         shareholders;

                   B.  Preliminarily, and permanently enjoining defen-

         dants from continuing their actions and breaches of fiduciary duties;

                   C.  Declaring this action to be a class action;

                   D.  Awarding money damages against all defendants,

         jointly and severally, in favor of the Company, Plaintiffs and members of the class for all losses and damages suffered as a result of the conduct complained of herein, together with in-

         terest;

                   E.  Enjoining defendants from exercising any rights

         or benefits granted or received as part of the Transaction;


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                   F.  Awarding Plaintiffs the costs and disbursements

         of this action, including reasonable attorneys' and expert's fees; and

                   G.  Granting such other and further relief as this

         court may deem just and proper.


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         Dated:  January 29, 1997         CHIMICLES, JACOBSEN & TIKELLIS


                                          /s/ Pamela S. Tikellis
                                          -----------------------------------
                                          Pamela S. Tikellis
                                          James C. Strum
                                          Robert J. Kriner, Jr.
                                          Daniel P. O'Brien
                                          One Rodney Square
                                          P.O. Box 1035
                                          Wilmington, DE  19899
                                          (302) 656-2500

                                          Attorneys for Plaintiffs


         OF COUNSEL:

         WOLF HALDENSTEIN ADLER FREEMAN
         & HERZ LLP
         270 Madison Avenue
         New York, New York 10016

         LAW OFFICES OF CHARLES J. PIVEN
         111 S. Calvert Street
         Suite 2700
         Baltimore, MD  21202


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